EXHIBIT (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated August 29, 2022, and the related Letter of Transmittal (as defined below). The Offer is being made to all holders of Shares, provided that the Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any state in which making or accepting the Offer would violate that state’s laws. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

Playtika Holding Corp.

of

Up to 51,813,472 Shares of its Common Stock

at a Cash Purchase Price of $11.58 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE (1) MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON SEPTEMBER 26, 2022, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

Playtika Holding Corp., a Delaware corporation (the “Company”), invites its stockholders to tender up to 51,813,472 shares of its issued and outstanding shares of common stock, par value $0.01 per share (the “Shares” or “Common Stock”), for purchase by the Company at a purchase price equal to $11.58 per Share (the “Purchase Price”), net to the tendering stockholder in cash, less the withholding of any applicable taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated August 29, 2022 (the “Offer to Purchase”), in the related letter of transmittal (the “Letter of Transmittal”), and in other related materials (collectively with the Offer to Purchase and Letter of Transmittal, as each may be supplemented or amended from time to time, the “Offer”).

The Offer is not conditioned on a minimum number of shares being tendered. The Offer is subject to certain conditions and may be amended or terminated by the Company under certain circumstances. See Section 6—Conditions of the Offer of the Offer to Purchase.

The Offer will expire one (1) minute after 11:59 P.M., New York City time, on September 26, 2022, unless the Offer is extended or withdrawn (such date and time, as they may be extended, the “Expiration Date”).

Upon the terms and subject to the conditions of the Offer, the Company will purchase up to 51,813,472 Shares in the Offer depending on the number of Shares properly tendered and not properly withdrawn pursuant to the Offer. The Company will purchase (i) 51,813,472 Shares, if 51,813,472 or more Shares are properly tendered and not properly withdrawn, or (ii) all Shares properly tendered and not properly withdrawn in the event that less than 51,813,472 Shares are properly tendered and not properly withdrawn.

The Company reserves the right to extend the Offer at any time and for any reason. If the Company extends the Offer, the Company will inform American Stock Transfer & Trust Company, LLC (“AST”), the depositary for the Offer (the “Depositary”), of that fact and will issue a press release or other public announcement of the extension not later than 9:00 a.m., New York City Time, on the business day after the day on which the Offer was scheduled to expire.

To validly tender Shares, stockholders must do one of the following prior to the Expiration Date:

•

if a stockholder’s Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and request that the nominee tender the stockholder’s Shares for them. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadlines for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer;

•

if a stockholder holds certificates or book-entry Shares registered in their own name, complete and sign a Letter of Transmittal according to its instructions, and deliver it, together with any required signature guarantees, any certificates for their Shares and any other documents required by the Letter of Transmittal, to AST, the Depositary for the Offer, at the applicable address appearing on the back cover page of the Offer to Purchase;

•

if a stockholder is an institution participating in The Depository Trust Company, which is called the “Book-Entry Transfer Facility” in the Offer to Purchase, tender their Shares according to the procedure for book-entry transfer described in Section 3—Procedures for Tendering Shares of the Offer to Purchase; or

•

if a stockholder is a holder of vested options they may exercise their vested options and tender any of the Shares issued upon such exercise. Stockholders must exercise their options sufficiently in advance of the Expiration Date to receive their Shares in order to tender them in the Offer. An exercise of an option cannot be revoked, even if Shares received upon the exercise thereof are tendered in the Offer but are not purchased in the Offer for any reason.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. After the Expiration Date, such tenders are irrevocable, except that they may be withdrawn anytime on or after October 25, 2022, the 40th business day from the commencement of the Offer, if such tendered Shares have not been accepted for payment prior to that time. If you are a registered holder of Shares, for a withdrawal to be effective, a notice of withdrawal, in written form, must be received in a timely manner by the Depositary at the applicable address set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn and the name of the registered holder of the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of the certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature(s) on the written notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer described in Section 3—Procedures for Tendering Shares of the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and must otherwise comply with the Book-Entry Transfer Facility’s procedures. If a stockholder has used more than one Letter of Transmittal or has otherwise tendered Shares in more than one group of Shares, the stockholder may withdraw Shares using either separate written notices of withdrawal or a combined written notice of withdrawal, so long as the information specified above is included. If you hold Shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal. Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered. However, withdrawn Shares may be re-tendered before the Expiration Date by again following one of the procedures described in Section 3—Procedures for Tendering Shares of the Offer to Purchase.

The Company will be deemed to have accepted for payment (and therefore purchased), subject to the proration provisions of the Offer, Shares that are properly tendered and not properly withdrawn, only when, as and if the Company gives oral or written notice to AST, in its capacity as the Depositary, of the Company’s acceptance of tendered Shares for payment.

Generally, the exchange of Shares for cash pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder (as defined in the Offer to Purchase) that participates in the Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the Shares or as receiving a distribution from the Company as described in more detail in the Offer to Purchase.

Payments to tendering stockholders will generally be subject to Israeli withholding tax, unless the stockholder is entitled to an exemption or a different withholding rate. The Company has requested a ruling from the Israeli Tax Authority that, if obtained, would confirm that Israeli tax will not be withheld from tendering stockholders who are non-Israeli tax residents and who satisfy certain requirements described in Section 12—Certain U.S. Federal Income Tax and Israeli Income Tax Considerations of the Offer to Purchase; however, the Company cannot assure you that its request will be accepted.

For a discussion of the U.S. federal income tax and Israeli income tax consequences of the sale of Shares pursuant to the Offer, see Section 12—Certain U.S. Federal Income Tax and Israeli Income Tax Considerations of the Offer to Purchase.

EACH STOCKHOLDER IS URGED TO CONSULT ITS TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF TENDERING SHARES IN THE OFFER.

The information required to be disclosed by Rule 13e-4(d)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Copies of the Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Company’s Shares, including any custodian, brokers, dealers, commercial banks, trust companies and other nominees, or the names of whose nominees, appear on the Company’s stockholder list.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be carefully read in their entirety before any decision is made with respect to the Offer.

The Company believes that the Offer represents an efficient mechanism to provide its stockholders with the opportunity to tender all or a portion of their Shares and thereby receive a return of some or all of their investment if they so elect. The Offer may also provide the Company’s stockholders with an efficient way to sell their Shares without incurring brokerage fees or commissions associated with open market sales. In addition, if the Company completes the Offer, stockholders who do not participate in the Offer, or who retain an equity interest as a result of a partial tender of Shares or proration, will have increased their relative percentage ownership interest in the Company at no cost to them. The Company believes that the repurchase of Shares is consistent with its long-term goal of maximizing stockholder value.

Following an extensive review of strategic alternatives by the Special Committee (as defined below) of the Company, the Special Committee and the Company’s Board of Directors, based on the facts and circumstances described in the offer to purchase for the tender offer, believe, after reviewing, with management and their respective advisors, the Company’s operations, financial condition, capital needs, strategy, and expectations for the future, and in light of the information provided by the Giant/Alpha Group (as defined in the Offer to Purchase) regarding the Giant/Alpha Group’s debt obligations and requirements of their lenders, that the tender offer is in the best interests of the company and its stockholders (including all the stockholders other than the Giant/Alpha Group), including to avoid a potentially negative impact on the Company and unaffiliated stockholders of the potential exercise of creditors’ remedies by the Giant/Alpha Group’s lenders or the Giant/Alpha Group having to liquidate a substantial portion of its position.

The Company’s Board of Directors (upon the recommendation of a Special Committee of the Board of Directors comprised solely of disinterested and independent directors (the “Special Committee”)) has approved the Offer. However, none of the Company, its board of directors (or any committee thereof), AST in its capacity as the depositary, D.F. King & Co., Inc., in its capacity as information agent, nor any of the Company’s other representatives or advisors or any representatives or advisors of any of the foregoing, make any recommendation to any stockholder as to whether to tender or refrain from tendering their Shares. Each stockholder must make his, her or its own decision whether to tender Shares, and if so, how many Shares to tender.

Any questions or requests for assistance may be directed to D.F. King & Co., Inc., the information agent for the Offer, by telephone toll free at (877) 871-1741. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal and Important Instructions and Information, the Notice of Guaranteed Delivery or related documents may be directed to D.F. King & Co., Inc., the information agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

The Information Agent for the Offer is:

D.F. King & Co., Inc.

Banks and Brokers Call: (212) 269-5550

All Others Call Toll Free: 877-871-1741

Email: playtika@dfking.com

August 29, 2022